UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.      )*

Under the Securities Exchange Act of 1934

Intercontinental Exchange, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Titles of Class of Securities)

45866F104

(CUSIP Number)

December 14, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out of a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45866F104		13G	Page 2 of 15

1	Name of Reporting Person Silver Lake Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power - 0 -

	6	Shared Voting Power - 0 - (See Item 4)

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power - 0 - (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 - (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 - 0 - (See Item 4)

12	Type of Reporting Person PN

CUSIP No. 45866F104		13G	Page 3 of 15

1	Name of Reporting Person Silver Lake Technology Investors III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power - 0 -

	6	Shared Voting Power - 0 (See Item 4)

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power - 0 - (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 - (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 - 0 - (See Item 4)

12	Type of Reporting Person PN

CUSIP No. 45866F104		13G	Page 4 of 15

1	Name of Reporting Person Silver Lake Technology Associates III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power - 0 -

	6	Shared Voting Power 291,993 (See Item 4)

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 291,993 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 291,993 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0.2% (See Item 4) (1)

12	Type of Reporting Person PN

(1) Based on a total of 109,764,674 shares of common stock, $0.01 par value per share (“Common Stock”) of Intercontinental Exchange, Inc. (the “Issuer”) outstanding as of December 10, 2015 plus 2,527,658 shares of Common Stock issued on December 11, 2015 in connection with the Issuer’s acquisition of Trayport, Inc. and GFI TP Ltd., an affiliate of Trayport, Inc., each as reported in the Issuer’s prospectus supplement, filed by the Issuer with the Commission on December 11, 2015, plus 6,451,547 shares of Common Stock issued on December 14, 2015 in connection with the completion of the acquisition of Interactive Data Holdings Corporation.

CUSIP No. 45866F104		13G	Page 5 of 15

1	Name of Reporting Person SLTA III (GP), L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power - 0 -

	6	Shared Voting Power 291,993 (See Item 4)

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 291,993 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 291,993 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0.2% (See Item 4) (2)

12	Type of Reporting Person OO

(2) Based on a total of 109,764,674 shares of Common Stock of the Issuer outstanding as of December 10, 2015 plus 2,527,658 shares of Common Stock issued on December 11, 2015 in connection with the Issuer’s acquisition of Trayport, Inc. and GFI TP Ltd., an affiliate of Trayport, Inc., each as reported in the Issuer’s prospectus supplement, filed by the Issuer with the Commission on December 11, 2015, plus 6,451,547 shares of Common Stock issued on December 14, 2015 in connection with the completion of the acquisition of Interactive Data Holdings Corporation.

CUSIP No. 45866F104		13G	Page 6 of 15

1	Name of Reporting Person Silver Lake Group, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power - 0 -

	6	Shared Voting Power 291,993 (See Item 4)

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 291,993 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 291,993 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0.2% (See Item 4) (3)

12	Type of Reporting Person OO

(3) Based on a total of 109,764,674 shares of Common Stock of the Issuer outstanding as of December 10, 2015 plus 2,527,658 shares of Common Stock issued on December 11, 2015 in connection with the Issuer’s acquisition of Trayport, Inc. and GFI TP Ltd., an affiliate of Trayport, Inc., each as reported in the Issuer’s prospectus supplement, filed by the Issuer with the Commission on December 11, 2015, plus 6,451,547 shares of Common Stock issued on December 14, 2015 in connection with the completion of the acquisition of Interactive Data Holdings Corporation.

CUSIP No. 45866F104		13G	Page 7 of 15

1	Name of Reporting Person Igloo Co-Invest, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power - 0 -

	6	Shared Voting Power 291,993 (See Item 4)

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 291,993 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 291,993 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0.2% (See Item 4) (4)

12	Type of Reporting Person OO

(4) Based on a total of 109,764,674 shares of Common Stock of the Issuer outstanding as of December 10, 2015 plus 2,527,658 shares of Common Stock issued on December 11, 2015 in connection with the Issuer’s acquisition of Trayport, Inc. and GFI TP Ltd., an affiliate of Trayport, Inc., each as reported in the Issuer’s prospectus supplement, filed by the Issuer with the Commission on December 11, 2015, plus 6,451,547 shares of Common Stock issued on December 14, 2015 in connection with the completion of the acquisition of Interactive Data Holdings Corporation.

CUSIP No. 45866F104		13G	Page 8 of 15

1	Name of Reporting Person Igloo Manager Co-Invest, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power - 0 -

	6	Shared Voting Power 291,993 (See Item 4)

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 291,993 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 291,993 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0.2% (See Item 4) (5)

12	Type of Reporting Person OO

(5) Based on a total of 109,764,674 shares of Common Stock of the Issuer outstanding as of December 10, 2015 plus 2,527,658 shares of Common Stock issued on December 11, 2015 in connection with the Issuer’s acquisition of Trayport, Inc. and GFI TP Ltd., an affiliate of Trayport, Inc., each as reported in the Issuer’s prospectus supplement, filed by the Issuer with the Commission on December 11, 2015, plus 6,451,547 shares of Common Stock issued on December 14, 2015 in connection with the completion of the acquisition of Interactive Data Holdings Corporation.

Item 1(a).	Name of Issuer: Intercontinental Exchange, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 5660 New Northside Drive Atlanta, GA 30328

Item 2(a).

Name of Person Filing:

This Schedule 13G is being filed jointly by Silver Lake Group, L.L.C., a Delaware limited liability company (“SLG”), Silver Lake Technology Associates III, L.P., a Delaware limited partnership (“Associates III”), Silver Lake Partners III, L.P., a Delaware limited partnership (“Partners III”), Silver Lake Technology Investors III, L.P., a Delaware limited partnership (“Investors III”), and SLTA III (GP), L.L.C  (“SLTA GP”) (each a “Silver Lake Reporting Person” and, together, the “Silver Lake Reporting Persons”) pursuant to an Agreement of Joint Filing in accordance with Rule 13d-1(k)(1) under the Act and attached as Exhibit 1 hereto.

SLG is the sole member of SLTA GP, which is the general partner of Associates III.  Associates III is the general partner of each of Investors III and Partners III.

As the sole general partner of Partners III and Investors III, Associates III may be deemed to share voting and dispositive power with respect to the shares beneficially owned by Partners III and Investors III. As the sole general partner of Associates III, SLTA GP may be deemed to share voting and dispositive power with respect to shares beneficially owned by Associates III.  As the sole member of SLTA GP, SLG may be deemed to share voting and dispositive power with respect to shares beneficially owned by SLTA GP.

Igloo Manager Co-Invest, LLC, a Delaware limited liability company (“Manager”) is the managing member of Igloo Co-Invest, LLC (“Co-Invest”). Associates III and Warburg Pincus X, L.P., an affiliate of Warburg Pincus & Co., jointly own Manager.  As result of the agreements described in Item 4 below and their ownership of Manager, certain of the Silver Lake Reporting Persons and entities affiliated with Warburg Pincus X, L.P. may be deemed to have voting and dispositive power over the securities held by Co-Invest; however, each of them disclaims beneficial ownership of such securities.

Item 2(b).

Address of Principal Business Office or, if none, Residence:

For purposes of this filing, the address of the principal business office of the Silver Lake Reporting Persons, Co-Invest and Manager is 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

Item 2(c).	Citizenship: See responses to Item 4 on each cover page.
Item 2(d).	Titles of Classes of Securities: Common Stock, $0.01 par value per share (“Common Stock”).
Item 2(e).	CUSIP Number: 45866F104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
		☒	Not Applicable
	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).
	(i)	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.
(a)

Amount beneficially owned:

See responses to Item 9 on each cover page and Item 2(a) above. Beneficial ownership information in this report reflects beneficial ownership as of the date of filing.

On December 14, 2015, the Issuer and the Shareholders and Co-Invest closed the acquisition of Interactive Data Holdings Corporation and the Issuer issued a total of 3,691,476 shares to the Silver Lake Reporting Persons and Co-Invest.  Partners III became the record holder of 2,497,119 shares of Common Stock of the Issuer. Investors III became the record holder of 26,383 shares of Common Stock of the Issuer. Co-Invest became the record holder of 1,167,974  shares of Common Stock of the Issuer.

Private equity funds affiliated with Warburg Pincus & Co. and the Silver Lake Reporting Persons (collectively, the “Shareholders”) are parties to a coordination agreement (the “Coordination Agreement”), which contains certain provisions relating to coordination of the transfer of Common Stock by the parties thereto.  The Shareholders and Co-Invest are party to a letter agreement (the “Letter Agreement”), which contains certain provisions relating to the disposition of Common Stock of the Issuer.

After the acquisition of Interative Data Holdings Corporation, by virtue of the Coordination Agreement and the Letter Agreement and the obligations and rights thereunder, the Silver Lake Reporting Persons, certain private equity funds affiliated with Warburg Pincus & Co., Co-Invest and/or certain of their affiliates may have been deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by the Issuer, the other Shareholders and Co-Invest, such a “group” would have been deemed to beneficially own an aggregate of 5,960,995 shares of Common Stock, or 5.0% of the Common Stock of the Issuer as of December 14, 2015. This filing shall not be deemed an admission that any of such persons constitute a “group” for purposes of Section 13(d) of the Exchange Act and the Silver Lake Reporting Persons, Manager and Co-Invest expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Coordination Agreement. Certain private equity funds affiliated with Warburg Pincus & Co. have separately made a Schedule 13G filing reporting their beneficial ownership of shares of Common Stock.

On December 22, 2015, the Shareholders and Co-Invest sold an aggregate of 5,669,002 shares of Common Stock pursuant to a registration statement filed by the Issuer and, as a result, on the date of filing, the reporting persons and any “group” they may be deemed to constitute a part of beneficially owns an aggregate of 291,993 shares of Common Stock, which constitutes 0.2% of the Common Stock of the Issuer.

As of the date of filing, no Silver Lake Reporting Person is the beneficial owner of Common Stock of the Issuer other than the Common Stock held by Co-Invest.  As of the date of filing, Co-Invest is the beneficial owner of 291,993 shares of Common Stock of the Issuer, which constitutes 0.2% of the Common Stock of the Issuer.

The percentages of  Common Stock in this Item 4 are based on a total of 109,764,674 shares of Common Stock of the Issuer outstanding as of December 10, 2015 plus 2,527,658 shares of Common Stock issued on December 11, 2015 in connection with the Issuer’s acquisition of Trayport, Inc. and GFI TP Ltd., an affiliate of Trayport, Inc., each as reported in the Issuer’s prospectus supplement, filed by the Issuer with the Commission on December 11, 2015, plus 6,451,547 shares of Common Stock issued on December 14, 2015 in connection with the completion of the acquisition of Interactive Data Holdings Corporation.

	(b)	Percent of class: See responses to Item 11 on each cover page and Item 4(a) above.
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: See responses to Item 5 on each cover page and Item 4(a) above.
		(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page and Item 4(a) above.
		(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page and Item 4(a) above.
		(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page and Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

See response to Item 4 above.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See response to Item 4 above.

To the best knowledge of the Silver Lake Reporting Persons, no one other than such reporting persons, the partners, members, affiliates or shareholders of such reporting persons and any other person listed in Item 4 has the right to receive or the power to direct the receipt of dividends from, or the proceeds, from, the sale of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group.
See response to Item 4 above.

Item 9.	Notice of Dissolution of Group.
See response to Items 4 and 5 above.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2015

SILVER LAKE PARTNERS III, L.P.

By:	Silver Lake Technology Associates III, L.P., its
general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SILVER LAKE TECHNOLOGY INVESTORS III, L.P.

By:	Silver Lake Technology Associates III, L.P., its
general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SILVER LAKE TECHNOLOGY ASSOCIATES III, L.P.

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SLTA III (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its sole member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SILVER LAKE GROUP, L.L.C.

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

IGLOO CO-INVEST, LLC

By:	Igloo Manager Co-Invest, LLC, its Managing Member

By:	/s/ Michael Bingle
	Name:	Michael Bingle
	Title:	Manager

By:	/s/ James Neary
	Name:	James Neary
	Title:	Manager

IGLOO MANAGER CO-INVEST, LLC

By:	/s/ Michael Bingle
	Name:	Michael Bingle
	Title:	Manager

By:	/s/ James Neary
	Name:	James Neary
	Title:	Manager

Exhibit Index

Exhibit 1             Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.